Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

25 February 2012

ALL-SHARE MERGER OF SESA GOA AND STERLITE INDUSTRIES,

AND VEDANTA GROUP CONSOLIDATION

Sterlite Industries (India) Ltd (“Sterlite” together with its subsidiaries), Sesa Goa Ltd (“Sesa Goa” together with its subsidiaries) and Vedanta Resources Plc (“Vedanta” together with its subsidiaries, the “Group”) today announced a recommended merger of Sesa Goa and Sterlite and the proposed consolidation and simplification of the Group structure.

Transaction highlights

•	Merger of Sterlite into Sesa Goa (proposed new name “Sesa Sterlite”), 3 Sesa Goa shares to be issued for every 5 existing Sterlite shares

•	Vedanta Aluminium Ltd (“VAL”) and The Madras Aluminium Company Ltd (“MALCO”) to be 100% consolidated into Sesa Sterlite

•

Transfer of Vedanta’s direct holding of 38.8% in Cairn India Limited (“Cairn India”) to Sesa Goa, together with the associated debt of $5.9 billion, at cost. Post the transfer, Sesa Sterlite will have a 58.9% shareholding in Cairn India

Creating Sesa Sterlite, a global diversified natural resources major

•	Creation of Sesa Sterlite: India’s natural resources champion and expected to be seventh largest global diversified natural resources major by EBITDA[1]

•	World-class, low cost assets in close proximity to high-growth markets

•	Growth capital largely invested, capacity expected to double in the next three years[2]

•	Greater scale and diversification reduces volatility of earnings for Sesa Sterlite

•	Cash generative business supported by a strong balance sheet

•	Sesa Sterlite will be listed in India, with American Depositary Shares (“ADS”) listed on the New York Stock Exchange (“NYSE”)

Consolidating and simplifying the Group structure in line with stated strategy

•	Significant synergies expected – generating cost savings c.INR 1,000 crore (c.$200 million) per annum

•	Earnings accretive for Sesa Goa, Sterlite and Vedanta shareholders immediately post completion

•	Post consolidation Vedanta will own a 58.3% shareholding in Sesa Sterlite

•	The Group’s 79.4% shareholding in Konkola Copper Mines Plc (“KCM”) will continue to be directly held by Vedanta

[1]	Ranked by EBITDA in the twelve months ended December 2011 from public filings
[2]	All metal and power capacities rebased to copper equivalent (defined as production multiplied by commodity price divided by copper price) using commodity prices as at 14 February 2012

Sterlite Industries (India) Limited All-Share Merger of Sesa Goa and Sterlite Industries, and Vedanta Group Consolidation	Page 2 of 10

Anil Agarwal, Chairman of Vedanta, said:

“Sesa Sterlite will be one of the largest global diversified natural resources majors, supporting country’s industrial growth. This transaction is a natural evolution, leading to simplification of the Group’s structure. Sesa Sterlite will be the principal operating company in the group and with its high quality assets, growth projects and strong management, it is well placed to create value for all shareholders.”

M.S. Mehta, Group CEO, said:

“This consolidation will create value for all shareholders. It will lead to a simpler and more efficient structure and will facilitate more flexible allocation of capital. Our shareholders will benefit from unparalleled growth across metals, mining and oil & gas, besides, the increased synergy.”

P.K. Mukherjee, Managing Director of Sesa Goa, said:

“This is a positive and big step forward for Sesa Goa. In addition to being part of a much larger group with an increasingly global shareholder base, we will benefit from diversification, whilst increased scale will reduce volatility of earnings and cash flows through the commodity cycle. This will support our growth strategy and also enable us to benefit from the attractive growth projects in oil & gas, zinc-lead-silver, aluminium and power within the Group.”

Transaction Rationale

The consolidation is expected to create the world’s seventh largest global diversified natural resources major by EBITDA3. Sesa Sterlite is expected to have a world-class, low cost asset base in close proximity to high growth markets. Increased diversification is expected to reduce volatility of earnings through commodity cycles, lowering the cost of capital and enhancing value.

The consolidation and simplification of the Group structure is consistent with the Group’s strategy. The elimination of cross holdings is expected to benefit the Group through superior capital structure, increased flexibility to allocate capital, broader access to capital markets and enhanced visibility of earnings and cashflow.

The consolidation is expected to lead to significant operational, capital and corporate synergies, including economies of scale, leveraging technical expertise, more efficient movement of Group cash, improved allocation of capital and corporate cost savings including tax efficiencies.

These synergies are expected to generate cost savings of c.INR 1,000 crore (c.$200 million) per annum. The consolidation is expected to be earnings accretive to Sesa Goa, Sterlite and Vedanta shareholders immediately post completion.

Group structure diagrams can be found on the Sterlite (www.sterlite-industries.com), Sesa Goa (www.sesagoa.com) and Vedanta (www.vedantaresources.com) websites

[3]	Ranked by EBITDA in the twelve months ended December 2011 from public filings

Sterlite Industries (India) Limited All-Share Merger of Sesa Goa and Sterlite Industries, and Vedanta Group Consolidation	Page 3 of 10

Sesa Sterlite – the world’s seventh largest diversified natural resources major by EBITDA4

Sesa Sterlite will have exposure to zinc-lead-silver, iron ore, oil & gas, copper, aluminium and commercial power with assets located in India, Australia, Liberia, South Africa, Namibia, Ireland and Sri Lanka. This world class asset base will benefit from the previously announced capex programme that is largely invested, with capacity expected to double in the next three years5.

In the 12 months to December 2011, Sesa Sterlite would have generated revenues of INR 66,431 crore ($14.2 billion) and EBITDA of INR 24,953 crore ($5.3 billion), combined with a strong balance sheet with net debt of INR 36,936 crore ($7.5 billion) and net debt/EBITDA of 1.5 times.

A summary of Sesa Sterlite’s operations and assets:

•	Zinc-Lead- Silver and Copper (HZL, Zinc International, Copper – India, CMT)

The group’s zinc business is the largest and amongst the lowest cost zinc-lead producers globally, operating the Rampura Agucha Mine, the world’s largest zinc mine on production basis, with further growth potential from the Gamsberg project in South Africa, one of the largest undeveloped zinc deposits in the world. The Copper – India’s, Tuticorin Smelter is amongst the lowest quartile cash cost custom copper smelters in the world.

The Group produced 825 kilotonnes (“kt”) of zinc-lead, 304 kt of copper and 4.8 million ounces (“Moz”) of silver in the financial year ended 31 March 2011 from its Indian and international operations. The Group’s current zinc-lead capacity is c.1.5 million tonnes per annum (“mtpa”) and silver capacity will be 16 Moz by end of the year, making it a leading Silver producer globally.

•	Aluminium and Commercial Power (Sterlite, VAL, BALCO, MALCO)

The group’s aluminium business is strategically well-located in the bauxite and coal reserve rich region of India.

The aluminium and power business produced 641 kt of aluminium and 1,879 million units (“mu”) of power in the financial year ended 31 March 2011. Following the completion of scheduled expansion projects, the aluminium business will have a smelting capacity of 2.3 mtpa with integrated power and the power capacity will increase to 8,600 MW, of which commercial power will be 3,900 MW.

•	Iron Ore (Sesa Goa, Western Cluster Limited)

Sesa Goa is India’s largest private sector iron ore producer-exporter, with 18.8 million tonnes (“mt”) produced in the financial year ended 31 March 2011. Group’s Iron Ore capacity is expected to increase significantly post completion of scheduled investment in India and Liberia, part of the emerging iron ore hub in West Africa, with a low cost profile and long-life assets.

[4]	Ranked by EBITDA in the twelve months ended December 2011 from public filings
[5]	All metal and power capacities rebased to copper equivalent (defined as production multiplied by commodity price divided by copper price) using commodity prices as at 14 February 2012

Sterlite Industries (India) Limited All-Share Merger of Sesa Goa and Sterlite Industries, and Vedanta Group Consolidation	Page 4 of 10

•	Oil and Gas (Cairn India)

Sesa Sterlite will own 58.9% of Cairn India, one of the largest private sector oil & gas companies in India and among the top 20 independent exploration and production companies globally with the market cap of approximately $15 billion. Cairn India was the fastest growing exploration & production company in Asia in 2011. The company has a diversified asset base with 10 blocks; 1 in Rajasthan, 3 on west coast of India and 5 on east coast of India including 1 in Sri Lanka. The Rajasthan block in the Barmer basin has an estimated gross in place resource of approximately 6.5bn barrels of oil equivalent. Cairn India’s gross operated production last quarter (Q3 FY 2011-12) was approximately 170 kboepd, contributing to approximately 20% of India’s domestic crude oil production. Subject to obtaining approval from its joint venture partner and the Government of India, Cairn India plans to ramp up the gross operated production to 260,000+ boepd which based on 2011 figures would be equivalent to approximately 30% of India’s current crude oil production.

•	Management

The Board of Sesa-Sterlite will have a majority of independent directors. The management team of Sesa-Sterlite will include members of the current management team.

Proposed Transaction Steps

•

Sterlite will merge into Sesa Goa to create Sesa Sterlite, through the issue of Sesa Goa shares to shareholders of Sterlite via a scheme of arrangement under Indian law (see below). Sterlite shareholders as of the record date, to be determined after obtaining all necessary approvals, are expected to receive 3 Sesa Goa shares for every 5 existing Sterlite shares. Sesa Goa also intends to establish an ADS facility comparable to Sterlite’s current ADS. This would allow holders of Sterlite’s ADS as of the record date to receive Sesa Goa ADS with appropriate adjustments to reflect the foregoing exchange ratio. The merger is subject to compliance with all applicable laws, including the legal requirements of all the jurisdictions in which the distribution is made, and the rules and regulations of all applicable stock exchanges. Each Sterlite ADS currently represents four equity shares of Sterlite.

•

Consolidation of VAL, via the merger of Ekaterina Limited (a Mauritius holding company for Vedanta’s 70.5% shareholding in VAL) into Sesa Sterlite and the issue of 72.3 million Sesa Goa shares to Vedanta after obtaining all necessary approvals. Based on Sesa Goa’s closing price on 24 February 2012 of INR 227 per share, the equity value of VAL equates to INR 2,332 crore ($473 million).

•

MALCO to merge into Sesa Sterlite, through the issue of 78.7 million Sesa Goa shares to shareholders of MALCO as of the record date, to be determined after obtaining all necessary approvals. Based on Sesa Goa’s closing price on 24 February 2012 of INR 227 per share the value of MALCO equates to INR 1,790 crore ($363 million) including the value of MALCO’s existing 3.6% shareholding in Sterlite. As part of the merger MALCO’s existing shareholding in Sterlite will be cancelled by Sesa Sterlite.

•

Post the merger of Sesa Goa and Sterlite, Sterlite Energy Limited and VAL’s Aluminium business will be merged into the consolidated Sesa Sterlite. As wholly-owned subsidiaries no shares will be issued in consideration of the mergers.

•

All the transaction steps described above will be effected via schemes of arrangement under Indian and Mauritian law and are inter-conditional. The schemes of arrangement are expected to close by 31 December 2012.

After obtaining all necessary approvals, the shares to be issued by Sesa Goa shall be listed on the Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”) where the existing shares of Sesa Goa are currently listed, and its ADS shall be listed on the NYSE, which will be consistent with Sterlite’s existing listing arrangements.

Sterlite Industries (India) Limited All-Share Merger of Sesa Goa and Sterlite Industries, and Vedanta Group Consolidation	Page 5 of 10

Sterlite’s outstanding convertible bonds will become convertible into Sesa Goa ADS from the effective date of the schemes of arrangement in accordance with the terms of the convertible bonds and the trust deed governing the convertible bonds.

•

Vedanta will transfer its 38.8% direct shareholding in Cairn India to a wholly-owned subsidiary of Sesa Goa at a nominal consideration of $1, together with the associated acquisition debt of $5.9bn (through the transfer of companies in which such debt and shareholdings are held). The debt will continue to be guaranteed by Vedanta. This transfer is not inter-conditional on the merger of Sesa, Sterlite, MALCO and VAL.

Recommendations and Fairness Opinions

The Boards, including the independent directors, of Vedanta, Sterlite, Sesa Goa, VAL and MALCO have approved the proposed consolidation and recommended the consolidation as being in the interest of their respective shareholders.

Independent valuers, Grant Thornton India LLP and KPMG India Private Limited, have provided to the Boards of Sesa Goa, Sterlite, MALCO and VAL their recommendation on the exchange ratios for consideration by the respective Boards.

The Board of Sesa Goa has received opinions from Citigroup Global Markets India Private Limited on fairness, from a financial point of view, to Sesa Goa of the share exchange ratios for the merger of Sterlite into Sesa Goa, merger of MALCO into Sesa Goa, consolidation of VAL into Sesa Goa (by way of merger of the holding company owning Vedanta’s 70.5% stake in VAL) and of the consideration to be paid by Sesa Goa’s subsidiary for acquisition of companies owning Vedanta’s 38.8% shareholding in Cairn India.

The Board of Sterlite has received opinions, from DSP Merrill Lynch Limited on the fairness, from a financial point of view, to Sterlite Industries of the share exchange ratio for the merger of Sterlite into Sesa Goa.

Approvals

Approvals will be sought from:

•	Shareholders and creditors of Sesa Goa, Sterlite, VAL and MALCO.

•	BSE and NSE.

•	Competition Commission of India.

•	Foreign Investment Promotion Board, India.

•	Jurisdictional High Courts at Mumbai (Goa Bench) and Madras in India and the Supreme Court of Mauritius.

•	Regulatory and other approvals as may be required.

•

Shareholders of Vedanta for the merger of Sesa Goa and Sterlite, the consolidation of MALCO and VAL into Sesa Sterlite and transfer of Vedanta’s direct shareholding of 38.8% in Cairn India to Sesa Goa as these transactions constitute a Class 1 transaction pursuant to the Listing Rules of the UK Listing Authority. Vedanta will send a circular to its shareholders in due course, which will include further details of these transactions together with a notice of the Vedanta general meeting at which shareholder approval for these transactions will be sought.

Sterlite Industries (India) Limited All-Share Merger of Sesa Goa and Sterlite Industries, and Vedanta Group Consolidation	Page 6 of 10

Conference calls for analysts and shareholders including dial in details

A presentation will be shortly available online for download at www.vedantaresources.com

	Call 1	Call 2	Call 3

Date	25 Feb	26 Feb	27 Feb

Day	Saturday	Sunday	Monday

Time
(SGT)	16:00pm	22:00pm	18:30pm
(IST)	13:30pm	19:30pm	16:00pm
(GMT)	08:00am	14:00pm	10:30am
(EST)	03:00am	09:00am	05:30am

Dial In (Toll) – Accessible Internationally

India & International	+91 22 6629 0014
+91 22 3065 0014

Dial In (Toll Free) – Accessible from specified countries

India only	1 800 200 1221
UK only	0 808 101 1573
USA only	1 866 746 2133
Singapore only	800 101 2045

Replay (available for 7 days after the call)

India & International	+91 22 3065 1212
UK only (Toll Free)	0 800 901 2906

Passcode	Call 1	Call 2	Call 3
	93503	10534	53201

Sterlite Industries (India) Limited All-Share Merger of Sesa Goa and Sterlite Industries, and Vedanta Group Consolidation	Page 7 of 10

Contacts

Vedanta Resources plc

Sterlite Industries (India) Limited

Ashwin Bajaj

Senior Vice President – Investor Relations

Tel: +91 22 6646 1531

ir@vedanta.co.in

Sheetal Khanduja

AGM – Investor Relations

Tel: +91 22 6646 1531

Sterlite.ir@vedanta.co.in

Sesa Goa Limited

Swapnil Patil

AGM – Investor Relations

Tel: +91 832 6713 662

sesa.ir@vedanta.co.in

Mohamed Tariq Mujahid

Tel: +91 832 6713 724

sesa.ir@vedanta.co.in

UK Media

RLM Finsbury

+44 20 7251 3801

James Murgatroyd

+44 7768 254 911

Gordon Simpson

+44 7778 739 237

Joint Corporate Brokers and Joint Financial Advisors

J.P.Morgan Cazenove

Joe Seifert

Charles Pretzlik

Tel: +44 20 7588 2828

Morgan Stanley & Co. International plc

Alastair Cochran

Tom Perry

Tel: +44 20 7425 8000

Sterlite Industries (India) Limited All-Share Merger of Sesa Goa and Sterlite Industries, and Vedanta Group Consolidation	Page 8 of 10

About Vedanta

Vedanta is a London listed FTSE 100 diversified global natural resources major. The Group produces aluminium, copper, zinc, lead, silver, iron ore, oil & gas and commercial energy. Vedanta has operations in India, Zambia, Namibia, South Africa, Liberia, Ireland, Australia and Sri Lanka. With an empowered talent pool globally, Vedanta places strong emphasis on partnering with all its stakeholders based on the core values of entrepreneurship, excellence, trust, inclusiveness and growth. For more information, please visit www.vedantaresources.com.

About Sterlite

Sterlite is one of India’s largest non-ferrous metals and mining companies. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. Sterlite is listed on the BSE and NSE in India and the NYSE in the United States. For more information, please visit www.sterlite-industries.com.

About Sesa Goa

Sesa Goa is India’s largest producer- exporter of iron ore in the private sector. The company is a majority owned and controlled subsidiary of Vedanta, the London listed FTSE 100 diversified global natural resources major. For more than five decades, Sesa Goa has been involved in iron ore exploration, mining, beneficiation and exports. Sesa Goa has iron ore mining operations in Goa and Karnataka. In August 2011 Sesa Goa acquired a 51% stake in Western Cluster Limited, a Liberia based company engaged in developing the Western Cluster, a network of iron ore deposits in west Africa, into a large integrated iron ore project. Sesa Goa is also involved in the manufacturing of pig iron and metallurgical coke, with a 0.28 mtpa metallurgical coke plant and a 0.25 mtpa pig iron plant in Goa in India. For more information, please visit www.sesagoa.com.

Additional Information

Gross assets as of 30 September 2011 and profit before tax (“PBT”) as of 31 March 2011: Cairn India gross assets $10.7 billion and PBT $1.5 billion, Sesa Goa gross assets $3.9 billion and PBT $962 million, Sterlite gross assets $16.4 billion and PBT $1.7 billion, VAL gross assets $6.5 billion and PBT $(206) million and MALCO gross assets $0.2 billion and PBT $26 million.

Additional information on the consolidation can be found in the presentation dated 25 February 2012 posted on Vedanta’s website at www.vedantaresources.com.

Sterlite’s filings with the Securities and Exchange Commission (SEC) are also available to the public from commercial document-retrieval services or from the website maintained by the SEC at www.sec.gov.

Sterlite Industries (India) Limited All-Share Merger of Sesa Goa and Sterlite Industries, and Vedanta Group Consolidation	Page 9 of 10

Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements-often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” The forward – looking statements contained herein, including statements regarding the proposed consolidation, the ability to obtain the various approvals required for the consolidation, the impact of the consolidation on the combined business, the listing of Sesa Sterlite equity shares on the BSE and NSE and the listing of Sesa Sterlite ADS on the NYSE, by their nature address matters that are, to different degrees, uncertain. These uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. In particular, there can be no assurance that the consolidation will be consummated on the terms described in this press release or at all or will have the financial or operational impact on shareholders as described in this press release (including anticipated synergies), Sesa Sterlite’s equity shares will be listed on the BSE or NSE or Sesa Sterlite’s ADS will be listed on the NYSE. Additional factors that could cause Sterlite and its subsidiaries’ results to differ materially from those described in the forward-looking statements can be found in the 2011 Annual Reports on Form 20-F of Sterlite, filed with the SEC. We do not undertake to update our forward-looking statements.

The forward-looking statements in this press release speak only as at the date of this press release. Save as required by the requirements of the Financial Services Authority or the London Stock Exchange plc or otherwise arising as a matter of law or regulation, each of Vedanta, Sterlite and Sesa Goa expressly disclaims any obligation or undertaking to disseminate after publication of this press release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The Sesa Sterlite securities to be issued in the proposed consolidation have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This press release is not an offer for sale of or solicitation of an offer to buy any securities in the United States or any other jurisdiction. This press release appears for information purposes only and does not constitute an invitation or offer to sell, dispose, acquire, purchase or subscribe for any securities of any company mentioned herein and neither this press release nor anything herein forms the basis for any contract or commitment whatsoever.

Certain information in this press release, in particular the Sesa Sterlite revenues and EBITDA for the 12 months to December 2011 and the net debt as at 31 December 2011, is based upon unaudited management accounts and estimates.

Unless otherwise indicated, all references in this press release to “US dollars”, “US$” and “$” are to the lawful currency of the United States and all references to “INR” are to “Indian Rupee”, the lawful currency of India. For the purposes of this press release and unless otherwise stated, for the convenience of the reader, the US dollar to INR exchange rate of 1:49.2, the rate quoted by the Reserve Bank of India on 22 February 2012, has been applied for translation of certain amounts from INR to US dollar. Such translations should not be considered as a representation that such currencies could have been or could be converted into US dollars or INR (as the case may be) at any particular rate, the rate stated or at all.

Sterlite Industries (India) Limited All-Share Merger of Sesa Goa and Sterlite Industries, and Vedanta Group Consolidation	Page 10 of 10

Investors should seek their own tax advice.

J.P. Morgan Limited, which conducts its UK investment banking activities as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as corporate broker and financial advisor for Vedanta and no one else in connection with the consolidation and this announcement and will not be responsible to anyone other than Vedanta for providing the protections afforded to its clients nor for providing advice in connection with the consolidation or any matter referred to herein.

Morgan Stanley & Co. International plc (“Morgan Stanley”) is acting as corporate broker and financial advisor to Vedanta and is advising no one else in connection with the consolidation and will not be responsible to any person other than Vedanta for providing the protections afforded to the clients of Morgan Stanley, nor for providing advice in relation to the consolidation, the contents of this announcement or any other matters referred to herein.